Mail Stop 3561

December 26, 2006

BY U.S. MAIL

Gordon McGilton
Chief Executive Officer
9801 Highway 78
Building No. 1
Ladson, SC 29456

>   **Re: Force Protection, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed December 15, 2006**
>   **File No. 0-22273**

Dear Mr. McGilton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Gordon McGilton
December 26, 2006

<u>Item 4.02 of Form 8-K</u>

<u>Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or
Completed Internal Review</u>

1. The information required under Item 4.02 of the Form 8-K instructions should be
disclosed in the body of the Form 8-K. Please revise.

2. Please revise to provide a description of the facts underlying the conclusion to restate the
Form 10-K for the years ended December 31, 2003 and 2004, and the financial
statements included in the corresponding Quarterly Reports on Form 10-Q for those
years.

<u>Other</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the
filing to be certain that the filing includes all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed
investment decision. Since the company and its management are in possession of all facts
relating to a company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the
company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

Gordon McGilton
December 26, 2006

Closing

You may contact the undersigned below at (202) 551-3307, or in her absence, Robert Benton, Senior Staff Accountant, at (202) 551-3804, if you have questions regarding the above matters.

Sincerely,

Theresa A. Messinese
Staff Accountant